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mhyland@shearman.com 415-616-1181	April 21, 2009
Via Edgar and Federal Express
John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Levi Strauss & Co. Form 10-K for the Fiscal Year Ended November 30, 2008 Filed February 10, 2009 File No. 2-90139
Dear Mr. Reynolds:
We submit this letter on behalf of our client, Levi Strauss & Co. (the “Company”), a Delaware corporation. We refer to the Staff’s comment letter dated April 9, 2009 with respect to the Securities and Exchange Commission’s review of the Company’s above-referenced filing.
Set forth below is the response to the comment letter. For your convenience, the text of the Staff’s comments has been included in this letter and the numbers below correspond to the numbered paragraphs in the comment letter.
In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934; the Staff’s comments and the changes to the disclosure in the Company’s filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as

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a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended November 30, 2008
1.	You have not provided a quantitative discussion of all of the terms of the necessary targets, that is, EBIT, days in working capital, and net revenues, to be achieved for your named executive officers to receive their cash bonuses under the annual incentive plan. Please disclose the specific performance targets used to determine incentive amounts in future filings or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you agree to disclose the performance targets in future filings, please provide us with your proposed disclosure. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
Response:
The Company’s Form 10-K, in its Compensation Discussion and Analysis section, contains a discussion, including illustrative tables, of how the annual incentive plan (“AIP”) pool is established and payments under actual awards are determined. The Company will enhance that disclosure in future filings to identify the specific targets and actual AIP funding amounts. Using the 2008 Form 10-K as a basis, an example of the proposed disclosure is below, with the additional disclosure identified in italic font.
The following proposed disclosure would appear in the section entitled “Funding the AIP pool”:
There are multiple AIP pools reflecting the multiplicity of our businesses and geographic segments. For most employees, the AIP funding is based on a mix of their respective business unit’s performance and the performance of the next higher organizational level. Therefore, the final AIP funding for a business unit is the resulting weighted sum of this mix. For example, the funding for our business in one European country is based on a mixture of the performance of our business in that country and the overall European region’s business performance. Likewise, the funding for our overall business in the Europe region is based on the mixture of total regional performance and total Company performance. The intention is to tie individual rewards to the local business unit that the

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employee most directly impacts and to reinforce the message that the same efforts and results have an impact on the larger organization. For corporate staff positions, such as Finance, Human Resources and Legal positions, that provide support to the entire Company, the funding is based entirely on total Company performance.

The AIP funding for our named executive officers is based on the following: For our CEO, CFO, and Senior Vice President, Global Sourcing, the AIP funding is based 100% on total Company performance. For our three regional presidents who are named executive officers, the AIP funding is based 50% on total Company and 50% on their respective region’s performance.

The table below shows the goals for each of our three performance measures and the actual 2008 AIP funding levels reflecting the total Company or blended 50/50 total Company/region performance, as appropriate for each named executive officer:

		Days in
		Working	Net	Actual AIP
	EBIT	Capital	Revenue	Funding
	Goal*	Goal	Goal*	level
Total Company	$570	89	$4,500	67%
Americas	394	89	2,578	61%
Europe	265	99	1,201	62%
Asia Pacific	104	72	724	94.5%

*	In $ millions, without regard to the impact of foreign currency exchange rates
Furthermore, the following proposed disclosure would appear in the section entitled “Determining named executives’ AIP targets and actual award amounts”:
Although the AIP participation rates of the named executive officers are targeted at the median (50th percentile) of that established by the peer group, an executive’s actual

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award is not formulaic. Like all employees, the actual AIP award is based on the assessment of the executive’s performance against his or her annual objectives and performance relative to his or her peers, in addition to the AIP funding. Both business and individual annual objectives are taken into account in determining the actual award payments to our named executive officers. Individual annual objectives include non-financial goals which are not stated in quantitative terms, and a particular weighting is not assigned to any one of these individual goals. The non-financial objectives are not established in terms of how difficult or easy they are to attain; rather, they are taken into account in assessing the overall quality of the individual’s performance. Accordingly, the actual AIP awards paid to certain of the named executive officers in 2008 were below their target amounts due to actual business and individual performance.

The target AIP participation rates, target amounts, actual award payments and actual award payment as a percentage of each named executive officer’s target payment were as follows:

	2008 AIP
	Participation	2008 Target	2008 AIP Actual	Payment as % of
Name	Rate	Amount	Award Payment	Target

John Anderson	110%	$1,402,500	$561,000	40%
Heidi Manes(1)	50%	155,625	171,188	110%
Armin Broger(2)	65%	618,044	216,315	35%
Robert Hanson	70%	499,800	249,900	50%
David Love	65%	296,010	248,648	84%
Hans Ploos van Amstel(3)	65%	390,000	—	—
Alan Hed(4)	65%	263,900	250,705	95%

(1)	For the purposes of calculating Ms. Manes’ AIP target amount, her base salary includes the monthly cash bonuses paid to her in recognition for her serving as the interim CFO for the duration of the interim assignment.

(2)	Mr. Broger is paid in Euros. For purposes of the table, this amount was converted into U.S. dollars using an exchange rate of 1.2733, which is the average exchange rate for the last month of the fiscal year.

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(3)	Mr. Ploos van Amstel stepped down from the CFO position effective August 27, 2008 and did not receive an AIP payment for 2008, which was instead replaced by his total separation payment.

(4)	Mr. Hed separated from the Company effective November 1, 2008 but received the AIP payment shown in connection with his separation.
The actual award payment shown for Ms. Manes includes the amount disclosed in the 2008 Form 10-K, as well as the amount disclosed in the Company’s Form 8-K filed with the Commission on February 13, 2009.
The additional disclosures shown above will appear in the Company’s applicable future filings, with the corresponding data appropriate for those future time periods. In the event the Company revises the structure and terms of its annual incentive plan program in 2009 or future years, such that the above discussion is no longer applicable, in whole or in part, the Company will remain mindful of the Commission’s comments in the preparation of its disclosure regarding its annual incentive plan program.
Exhibits 31.1 and 31.2
2.	We note management’s assessment of internal control over financial reporting at Item 9A(T). However, your certifications at Exhibits 31.1 and 31.2 do not reflect the introductory language of paragraph 4 as required by Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to conform your certifications to that in Item 601(b)(31) of Regulation S-K. Rather than file a full amendment, you may file an abbreviated amendment to your Form 10-K consisting of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of these certifications.
Response:
As requested by the Staff, the Company will file today an amendment to its 2008 Form 10-K in order to correct the language of the certifications under Exhibits 31.1 and 31.2.
* * * * *
Thank you for your assistance in this matter. If you have any questions or require additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 616-1181.

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Yours sincerely,
/s/ Mark K. Hyland
Mark K. Hyland

cc:	Susann Reilly, Securities and Exchange Commission
T. Gary Rogers, Chairman, Levi Strauss & Co.
R. John Anderson, President and Chief Executive Officer, Levi Strauss & Co.
Hilary K. Krane, Senior Vice President and General Counsel, Levi Strauss & Co.
Jennifer Chaloemtiarana, Global Finance and Governance Counsel, Levi Strauss & Co.
John D. Wilson, Shearman & Sterling LLP